UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FairPoint Communications, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

305560302

(CUSIP Number)

Steven Azarbad

David D. Tawil

Maglan Capital LP

25 West 39th Street, 5th Floor

New York, NY 10018

(212) 300-6700

- with copies to –

Matthew J. Gardella
Edwards Wildman Palmer LLP
111 Huntington Avenue

Boston, MA 02199
(617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 305560302
1. Names of Reporting Persons. Maglan Capital LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,376,599
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,376,599
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,376,599
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 8.98%[1]
14. Type of Reporting Person (See Instructions) IA-PN

1 The percentages reported in this Schedule 13D with respect to Maglan Capital LP are based upon 26,475,358 shares of Common Stock outstanding as of February 28, 2013 according to the Form 10-K filed by the Issuer on March 7, 2013.

SCHEDULE 13D

CUSIP No. 305560302
1. Names of Reporting Persons. Maglan Capital GP LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,376,599
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,376,599
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,376,599
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 8.98%[2]
14. Type of Reporting Person (See Instructions) OO

2 The percentages reported in this Schedule 13D with respect to Maglan Capital GP LLC are based upon 26,475,358 shares of Common Stock outstanding as of February 28, 2013 according to the Form 10-K filed by the Issuer on March 7, 2013.

Item 1. Security and Issuer

This Schedule 13D is being filed by the undersigned with respect to the common stock, $0.01 par value per share (“Common Stock”), of FairPoint Communications, Inc., a Delaware corporation (the “Issuer”).

The address of the principle executive office of the Issuer is 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202.

Item 2. Identity and Background

(a, f) This Schedule 13D is being jointly filed by Maglan Capital LP (“Maglan LP”), and Maglan Capital GP LLC (“Maglan LLC”, collectively known as the “Reporting Persons”) with respect to shares of Common Stock (the “Shares”) owned by (i) Maglan Distressed Master Fund LP (the “Fund”) and (ii) certain managed accounts (the “Managed Accounts”) for the benefit, directly or indirectly, of members of Maglan LLC.

Maglan LP is organized as a limited partnership under the laws of the State of Delaware. Maglan LLC is organized as a limited liability company under the laws of the State of Delaware.

(b) The address of the principal business office of each of the Reporting Persons is Maglan Capital LP, 25 West 39th Street, 16th Floor, New York, New York 10018.

(c) Maglan LP is the Investment Manager to the Fund and the Managed Accounts. Maglan LLC is the General Partner of Maglan LP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner or any securities covered by the statement other than the securities actually owned by such Reporting Person (if any).

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth below in Item 5 is hereby incorporated by reference in response to this Item 3.

The funds for the purchase of the Shares came from the working capital of the Fund and Managed Accounts, respectively, over which the Reporting Persons exercise investment discretion. No borrowed funds were used to purchase the Shares.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the shares reported in Item 5 because, in their opinion, the shares represent an attractive investment. The Reporting Persons initially reported their investment on a Schedule 13G filed on May 10, 2012, as amended by Amendment No. 1 filed on February 12, 2013.

However, at this time the Reporting Persons are concerned that there is a serious discrepancy between the Issuer’s improved capital structure, operating performance and prospects and the current valuation of its Common Stock in the marketplace. The Reporting Persons believe that the Board of Directors and management of the Issuer need to implement steps to increase value for shareholders, including the immediate commencement of an annual cash dividend to shareholders. The foregoing views were expressed in a letter, dated April 11, 2013, from the Reporting Persons to the Issuer’s Board of Directors, see Exhibit 99.1, which is incorporated herein. The Reporting Persons determined to file this Schedule 13D to reserve the right to be in contact with members of the Issuer’s management, members of the Board of Directors, shareholders and other relevant parties regarding initiatives that the Issuer could employ to maximize shareholder value.

As a result, the Reporting Persons may take positions with respect to potential changes in management, Board composition, ownership, capital structure, and future plans of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as described in this Item 4 and in Item 6 herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein. However, each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, prospects, Common Stock valuation and steps taken to maximize shareholder value. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock; dispose of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities. In addition, the Reporting Persons may engage in discussions with management, members of the Board of Directors, shareholders and other relevant parties concerning the operations, management, Board of Directors composition, ownership, capital structure, strategy and future plans of the Issuer.

Item 5. Interest in Securities of the Issuer

I. Maglan LP

(a) As of the date hereof, Maglan LP may be deemed to be the beneficial owner of 2,376,599 shares of Common Stock, which constitutes approximately 8.98% of the Common Stock outstanding.

(b) Maglan LP has the sole power to vote or to direct the vote of 0 shares of Common Stock; has the shared power to vote or to direct the vote of 2,376,599 shares of Common Stock; has the sole power to dispose or to direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or to direct the disposition of 2,376,599 shares of Common Stock.

(c) The transactions by the Reporting Persons in the securities of the Issuer that were effected during the past sixty days are set forth in Exhibit 99.2, which is incorporated herein.

(d) Not applicable.

(e) Not applicable.

II. Maglan LLC

(a) As of the date hereof, Maglan LLC may be deemed to be the beneficial owner of 2,376,599 shares of Common Stock, which constitutes approximately 8.98% of the Common Stock outstanding.

(b) Maglan LLC has the sole power to vote or to direct the vote of 0 shares of Common Stock; has the shared power to vote or to direct the vote of 2,376,599 shares of Common Stock; has the sole power to dispose or to direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or to direct the disposition of 2,376,599 shares of Common Stock.

(c) The transactions by the Reporting Persons in the securities of the Issuer that were effected during the past sixty days are set forth in Exhibit 99.2, which is incorporated herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1: Letter to Issuer’s Board of Directors dated April 11, 2013.

Exhibit 99.2: Schedule of Transactions by the Reporting Persons in the Shares.

Exhibit 99.3: Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 11, 2013

MAGLAN CAPITAL LP	MAGLAN CAPITAL GP LLC
By: /s/ Steven Azarbad	By: /s/ Steven Azarbad
Name: Steven Azarbad	Name: Steven Azarbad
By: Managing Member of the GP	By: Managing Member